Teva Settles Provigil Litigation with Mylan

Jerusalem, June 8, 2012 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced that its subsidiaries Teva Pharmaceuticals USA, Inc. and Cephalon, Inc. have resolved all disputes with Mylan Pharmaceuticals Inc. regarding litigation in federal court in the District of Columbia against the U.S. Food and Drug Administration concerning Mylan’s abbreviated new drug application for Modafanil Tablets, 100 mg and 200 mg. Modafanil Tablets are the generic version of Teva’s Provigil®.   Provigil® is a prescription medicine used to improve wakefulness in adults who experience excessive sleepiness due to one of the following diagnosed sleep disorders: obstructive sleep apnea, shift work sleep disorder (also known as shift work disorder), or narcolepsy.

Pursuant to the terms of the agreement, Mylan is permitted to launch its Modafinil Tablets, 100 mg and 200 mg tablets, on August 10, 2012, which is prior to the expiration of the 180-day marketing exclusivity period granted to Teva. Other details of the settlement are confidential.

Modafinil Tablets, 100 mg and 200 mg tablets had U.S. sales of $1.2 billion for the twelve months ending March 31, 2012, according to IMS Health.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and the impact of increased governmental pricing pressures, the effects of competition on revenues of our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), potential liability for revenues of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative products, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission.

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